EXHIBIT E


                             [Gibson Greetings logo]



                             Gibson Greetings, Inc.
                                2100 Section Road
                             Cincinnati, Ohio 45237



                                                 November 9, 1999


Dear Stockholders:

      On November 2, 1999, Gibson Greetings, Inc. and American Greetings Corporation entered into an Agreement and Plan of Merger pursuant to which a subsidiary of American Greetings is today commencing a tender offer to purchase all outstanding shares of Gibson Greetings common stock for $10.25 per share, net to the seller in cash. Following the purchase of shares in the tender offer, any remaining shares of Gibson Greetings common stock will be acquired in a second step merger at the same per share price.

      Your Board of Directors, by the unanimous vote of all directors, has determined that the tender offer and the merger are fair to and in the best interests of Gibson Greetings and its stockholders and has approved the Merger Agreement, the tender offer and the merger. Your Board of Directors recommends that you accept the tender offer by tendering your shares in the tender offer.

      In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors referred to in the attached Schedule 14D-9 (that is being filed today with the Securities and Exchange Commission). Among other things, the Board of Directors considered the opinion of J.P. Morgan Securities Inc., its financial advisor, that the cash consideration to be received by Gibson Greetings stockholders pursuant to the tender offer and the merger is fair, from a financial point of view, to such stockholders.

      Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the tender offer, is the Offer To Purchase, together with related materials, including a Letter of Transmittal to be used for tendering your shares. Completion of the tender offer and the merger are subject to a number of conditions that are discussed in the Offer To Purchase.

      These documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully.

      On behalf of the management and the Board of Directors of Gibson Greetings, Inc., we thank you for your support.

                                         Sincerely,




                                         Frank J. O'Connell
                                         Chairman of the Board, Chief
                                            Executive Officer and
                                            President